

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

Karl L. Hanneman
Chief Executive Officer
International Tower Hill Mines Ltd.
2300-1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3

> **Re: International Tower Hill Mines Ltd.**
> **Registration Statement on Form S-3**
> **Filed July 31, 2020**
> **File No. 333-240276**

Dear Mr. Hanneman :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Crandall